NICHOLAS-APPLEGATE FUND, INC.

Nicholas-Applegate Growth Equity Fund

Gateway Center Three – 4th Floor

100 Mulberry Street

Newark, NJ 07102-4077

Weare writing to follow-up on proxy materials that were previously mailed to you regarding the Special Meeting of Shareholders of Nicholas-Applegate Growth Equity Fund (the “Fund”) and to notify you that the Special Meeting of Shareholders of the Fund has been adjourned to April 10, 2009.  Our records indicate that we have not received your vote. We urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the meeting. By voting now you will help the Fund save on the cost of additional mailings and calls to shareholders.

Please Vote Today!

You may think your vote is not important, but your participation is critical to hold the meeting, so please vote immediately. We urge you to vote your proxy now. You and all other Fund shareholders will benefit from your cooperation.

After careful review, the Board of Directors have approved the plan and recommend a vote “FOR” the proposal to Approve an Agreement and Plan of Reorganization as detailed in your prospectus/proxy statement. A copy of the prospectus/proxy statement is available by calling the toll free number shown below.

1-800-431-9642

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the Fund’s

April 10, 2009

Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

Nicholas-Applegate Fund has made it very easy for you to vote. Choose one of the following methods:

•	Speak to a live proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am – 10pm, Sat 11am – 5pm ET)

•	Log on to the website noted on your proxy card and enter your control number printed on the card, and vote by following the on-screen prompts.

•	Call the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.

•	Mail in your signed proxy card in the envelope provided.